Exhibit 99.2

NEWS RELEASE

Lorus Therapeutics Announces
Proposed Rights Offering and Financing Commitment

TORONTO, CANADA, August 30, 2010 – Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus” or the “Company”) today announced that due to unfavorable market conditions the board of directors of Lorus has decided that the Company will not be proceeding with its previously announced public equity offering.  In lieu thereof Lorus is intending to do a shareholder rights offering.

Under the proposed terms of the rights offering, shareholders of Lorus will receive one right for each common share held. The Company expects that two rights will enable the holder to purchase one unit, each unit consisting of one common share and one common share purchase warrant.  The expected price per unit will be a 10% discount from the 20 day average trading price of the Lorus common shares at the time a final prospectus is filed with the Canadian securities commissions.

Each warrant will enable the holder to acquire one common share of Lorus at an exercise price (the “Exercise Price”) equal to 120% of the unit price for a period of 18 months after the closing of the proposed rights offering. If at any time from or after the initial six month period after closing of the rights offering the trading price of the common shares exceeds 175% of the Exercise Price for a period of 5 trading days, Lorus will have the right to cause the warrants to expire after a 30 day notice period.

The terms of the proposed rights offering may change and the proposed rights offering is subject to regulatory approval, including the approval of the Toronto Stock Exchange.

The Company has secured a financing commitment for an investment of $4 million by Herbert Abramson, one of Lorus’ directors by way of standby purchase arrangements for the proposed rights offering.  Mr. Abramson has agreed to make an investment such that the minimum gross proceeds of the proposed rights offering are $4 million.

Prior to the completion of the rights offering, Mr. Abramson has also agreed to provide the Company with interim financing by way of three $500,000 loans, the first of which was advanced on August 11, 2010, are unsecured, have a six month term (or the earlier of the closing of the rights issue) and bear interest at the annual rate of 10%. These funds will be used for general and working capital purposes. Pursuant to the requirements of Multilateral Instrument 61-101, Lorus is relying on an exemption to sections 5.5 and 5.7 of MI61-101, specifically, that the aggregate amount of loans received and committed does not exceed 25% of Lorus’s market capitalization of approximately $13 million.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Lorus in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act or laws.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the proposed rights offering (including the standby commitment) and interim financing described herein and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied risk factors and assumptions could include, among others: our ability to continue to operate as a going concern; the failure of Mr. Abramson to advance loans, the failure to close the rights offering; the terms of the rights offering; the timing for closing of the rights offering, failure to obtain regulatory approval of the rights offering, our ability to obtain the capital required for research and operations; the possible adverse affect of continuing negative market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:
For further information, please contact:

Company Contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com